SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    408623106
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                                 (CUSIP Number)

                             Gerald A. Eppner, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6286
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2004
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            (Dates of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 408623106               SCHEDULE 13D                     Page 2 of 11,

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1.  Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only)

    James M. Clark, Jr.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[_]
                                                                         (b)[_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):    PF
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization:  United States of America
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Number of Shares     7.   Sole Voting Power                         507,815
Beneficially
Owned by Each        8.   Shared Voting Power                        30,400(1)
Reporting Person
With:                9.   Sole Dispositive Power                    507,185

                     10.  Shared Dispositive Power                   30,400(1)

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11. Aggregate Amount Beneficially Owned by Each Reporting Person    538,215
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                       [ ]
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13. Percent of Class Represented by Amount in Row (11)                 11.0%(2)
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14. Type of Reporting Person (See Instructions)                          IN
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(1)   Consists of (x) 20,000 shares held in and owned by a family trust for which the Reporting Person claims indirect beneficial ownership and (y) 7,500 shares beneficially owned by the Reporting Person's spouse, 2,400 shares held in and owned by a charitable trust for which the Reporting Person has trustee powers, and 500 shares held in and owned by a custodial account for a non-related minor for which the Reporting Person's spouse has custodial powers; the Reporting Person disclaims beneficial ownership of the above shares other than Reporting Person's indirect beneficial ownership in the 20,000 shares held in the family trust.

(2) Assumes a total of 4,886,175 shares outstanding, based on the number reported as of August 10, 2004 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2004.


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CUSIP No. 408623106               SCHEDULE 13D                     Page 3 of 11,

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1.  Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only)

    R. Scott Asen.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)   (a)[_]
                                                                          (b)[_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions): WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization:  United States of America
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Number of Shares     7.   Sole Voting Power                         228,508
Beneficially
Owned by Each        8.   Shared Voting Power                        30,000(1)
Reporting Person
With:                9.   Sole Dispositive Power                    228,508

                     10.  Shared Dispositive Power                   30,000(1)

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11. Aggregate Amount Beneficially Owned by Each Reporting Person    258,508(1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                       [_]
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13. Percent of Class Represented by Amount in Row (11)                  5.3%(2)
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14. Type of Reporting Person (See Instructions)                          IN
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(1)   Consists of shares held in and owned by certain "managed accounts" managed by Asen and Co., as to which the Reporting Person may be deemed, indirectly, the beneficial owner, but as to which the Reporting Person disclaims beneficial ownership. The Reporting Person is the president and sole stockholder of Asen and Co.
(2) Assumes a total of 4,886,175 shares outstanding, based on the number reported as of August 10, 2004 in the Issuer's most recent Quarterly
      Report on Form 10-Q for the quarterly period ended July 2, 2004.


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CUSIP No. 408623106               SCHEDULE 13D                     Page 4 of 11,

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1.  Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only)

    Gifford Combs
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)   (a)[_]
                                                                          (b)[_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions): WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization:  United States of America
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Number of Shares     7.   Sole Voting Power                         116,200(1)
Beneficially
Owned by Each        8.   Shared Voting Power                        10,000(2)
Reporting Person
With:                9.   Sole Dispositive Power                    116,200(1)

                     10.  Shared Dispositive Power                   10,000(2)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person    126,200(1,2)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                       [_]
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13.      Percent of Class Represented by Amount in Row (11)             2.6%(3)
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14. Type of Reporting Person (See Instructions)                          IN
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(1)   Mr. Combs is the Managing Director of Dalton Investments, LLC which has investment authority to act on behalf of Pacific and General Investments, Inc. ("Pacific"), which beneficially owns 116,200 shares of the Issuer's Common Stock.

(2) Mr. Combs is a member of the Board of Directors of Kings Bay Investment Company Ltd. ("Kings Bay") which owns 10,000 shares of the Issuer's Common Stock and has shared voting power with respect thereto.

(3) Assumes a total of 4,886,175 shares outstanding, based on the number reported as of August 10, 2004 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2004.

                                  SCHEDULE 13D
                                  ------------

INTRODUCTION

         This Schedule 13D (the "Schedule 13D") is being filed to report the formation of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") for the purpose of acquiring, holding, voting or disposing of securities of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Issuer").

Item 1. Security and Issuer

         This statement relates to the shares of the Issuer's Class A Common Stock, $0.01 par value per share (the "Common Stock"). The Issuer has its principal executive offices at 300 John Q. Hammons Parkway, Suite 900, Springfield, MO 65806. The number of issued and outstanding shares of Common Stock as of August 10, 2004, as reported in the Issuer's Form 10-Q filed on August 13, 2004, is 4,886,175.

Item 2. Identity and Background

         (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Mr. Clark, individually and on behalf of his spouse; (ii) Mr. Asen, individually and in his capacity as President and sole stockholder of Asen and Co.; and (iii) Mr. Combs, in his capacity as agent and director, respectively, for Pacific and General Investments, Inc. ("Pacific") and Kings Bay Investment Company Ltd. ("Kings Bay").

         Mr. Clark (1) disclaims beneficial ownership of (i) 7,500 shares beneficially owned by his spouse (Mr. Clark has voting authority over his spouse's 7,500 shares pursuant to a power of attorney), (ii) 2,400 shares held in and owned by a charitable trust for which Mr. Clark has trustee powers and
(iii) 500 shares held in and owned by a custodial account for the benefit of a non-related minor for which Mr. Clark's spouse has custodial powers (Mr. Clark has voting authority over his spouse's shares pursuant to a power of attorney), and (2) has indirect beneficial ownership with respect to 20,000 shares held in the family trust.

         Certain "managed accounts" of Asen and Co. are the direct beneficial owners of 30,000 shares of the Issuer's Common Stock. Mr. Asen's beneficial ownership of such shares is indirect as a result of his management and ownership of Asen and Co., which provides certain advisory services to the managed accounts.

         Pacific is the direct beneficial owner of 116,000 shares of the Issuer's Common Stock. Mr. Combs' beneficial ownership of Pacific's shares is indirect as a result of his position as Managing Director of Dalton Investments, LLC., manager of certain of Pacific's investments.

         Kings Bay is the direct beneficial owner of 10,000 shares of the Issuer's Common Stock. Mr. Combs' beneficial ownership of Kings Bay's shares is indirect as a result of his position as a member of the Board of Directors of Kings Bay.

         (b) The principal business addresses for the Reporting Persons are as follows:

            (i)   James M. Clark, Jr.: 350 Park Avenue, New York, NY 10022

            (ii) R. Scott Asen: Asen and Co., 224 East 49th Street, New York, NY 10017

            (iii) Gifford Combs: Dalton Investments, LLC, 12424 Wilshire
                  Boulevard, Suite 1130, Los Angeles, CA 90025

         (c) The principal businesses of the Reporting Persons are as follows:

            (i)   James M. Clark, Jr. is a private investor.

            (ii) R. Scott Asen is president and sole owner of Asen and Co., a private investment firm.

            (iii) Gifford Combs is the managing director of Dalton Investments,
                  LLC, an investment advisory services firm.

         (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship of the Reporting Persons is as follows:

            (i)   James M. Clark, Jr. is a U.S. Citizen.

            (ii)  R. Scott Asen is a U.S. Citizen.

            (iii) Gifford Combs is a U.S. Citizen.

Item 3. Source and Amount of Funds

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Clark is $3,997,113. The source of funds for this consideration was personal funds.

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Asen, including the shares held in and owned by the managed accounts, is $1,415,334. The source of funds for this consideration was working capital.

         The net investment cost (including commissions, if any) of the shares of Common Stock indirectly beneficially owned by Mr. Combs, is $799,617.80. The source of funds for this consideration was working capital.

Item 4. Purpose of the Transaction

         On October 18, 2004, Barcelo Crestline Corporation ("Barcelo") announced that it had submitted a proposal to acquire all issued and outstanding shares of Common Stock of the Issuer for $13.00 in cash per share of Common Stock (the "Offer"). On October 26, 2004, James M. Clark, Jr., R. Scott Asen and Gifford Combs reached an agreement in principle to act together as a group under the title JQH Shareholders for Fair Play (the "Committee"). The Reporting Persons formed the Committee because they believe the Offer is inadequate and below fair value. Although the Reporting Persons have no written agreement at this time which sets forth the terms of their participation in the Committee, they have agreed to take concerted action to obtain fair value for the Common Stock held by the unaffiliated stockholders of the Issuer.

         On October 26, 2004, the Reporting Persons delivered a letter to the Issuer's Special Committee of Independent Directors (a copy of which is attached to this filing as Exhibit 2 and incorporated herein by reference), providing notice of the Reporting Persons' displeasure with (i) the proposed Offer, and (ii) the different terms to be paid to John Q. Hammons for his interest in the Issuer. The Committee requested to meet with the Special Committee of Independent Directors to discuss the Offer price and other issues related to the Barcelo transaction.

         As a result of their participation in the Committee, the Reporting Persons formed a "group," within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The formation of a group is deemed an acquisition by the group of the shares held individually by the group's members. The filing of this Schedule 13D is necessitated because the group holds more than 5% of the outstanding Class A Common Stock of the Issuer.

         The Reporting Persons seek to negotiate with the Issuer's Special Committee of Independent Directors a fair price for the shares of Common Stock held by unaffiliated stockholders.

         The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

         Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition or disposition by any person of a material number of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Issuer:

            (i) James M. Clark, Jr. beneficially owns 538,215 shares of Common Stock and is therefor the beneficial owner of 11.0% of the Common Stock. See Item 2.

            (ii) R. Scott Asen beneficially owns 258,508 shares of Common Stock and is therefor the beneficial owner of 5.3% of the Common Stock. These shares include 30,000 shares of Common Stock beneficially, indirectly held by Asen and Co., of which Mr. Asen is president and sole stockholder.

            (iii) Gifford Combs beneficially owns 126,200 shares of Common Stock and is the beneficial owner of 2.6% of the Common Stock.

         The Reporting Persons in the aggregate may be deemed to beneficially own, directly and indirectly, 972,923 shares of Common Stock, which aggregates to 19.8% of the issued and outstanding Common Stock of the Issuer.

         (b) As of the date hereof, the Reporting Persons have the following voting and dispositive powers in the securities of the Issuer:

            (i) James M. Clark, Jr. (1) has sole voting and sole dispositive power over 507,185 shares of Common Stock and (2) has shared voting and shared dispositive power with respect to (A) 20,000 shares of Common Stock held in and owned by a family trust and
                  (B) 7,500 shares beneficially owned by his spouse, (C) 2,400 shares held in and owned by a charitable trust and (D) 500 shares held in and owned by a a custodial account for the benefit of a non-related minor.

            (ii) R. Scott Asen has sole voting and sole dispositive power over 228,508 shares of Common Stock, and has shared voting and shared dispositive power over 30,000 shares of Common Stock held in and owned by certain managed accounts.

            (iii) Gifford Combs has sole voting and sole dispositive power over
                  116,200 shares of Common Stock, and has shared voting and shared dispositive power over 10,000 shares of Common Stock.

         (c) To the best of the knowledge of the Reporting Persons, none of the Reporting Persons have engaged in any transactions in the Common Stock during the 60 days immediately preceding the date of this Schedule 13D.

         (d) James M. Clark, Jr. has shared power to vote and dispose of (1) the 20,000 shares of Common Stock held in and owned by a family trust as a trustee of such trust, (2) the 7,500 shares beneficially owned by his spouse under a power of attorney, (3) 2,400 shares held in and owned by a charitable trust in his capacity as a trustee of such trust and (4) the 500 shares held in and owned by a custodial account for the benefit of a non-related minor in his capacity with power of attorney to vote shares of Common Stock beneficially owned by his spouse.

         R. Scott Asen, as an adviser to certain managed accounts, has sole power to vote and dispose of shares held in and owned by each of the managed accounts.

         Gifford Combs, as a Managing Director of Dalton Investments, LLC, which manages Pacific, has the power to vote and dispose of shares beneficially owned by Pacific, and, as a member of the Board of Directors of Kings Bay, has shared power to vote and dispose of the shares of Common Stock beneficially owned directly by Kings Bay.

         No person other than the remaining Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Although the Reporting Persons do not have a written agreement at this time which sets forth the terms of their participation in the Committee, they have agreed to take concerted action to obtain fair value for the Common Stock held by the unaffiliated stockholders of the Issuer.

         Except for the arrangements described in Item 5(d) above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated October 26, 2004, among James M. Clark. Jr., R. Scott Asen and Gifford Combs.

Exhibit 2 Letter dated October 26, 2004, from the Reporting Persons to the Special Committee of Independent Directors of the Issuer notifying the Issuer and the Special Committee of Independent Directors of the Issuer of the Reporting Persons' intent to obtain fair value for their shares of Common Stock.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 26, 2004

                                           /s/ James M. Clark, Jr.
                                           -------------------------------------
                                           James M. Clark, Jr.


                                           /s/ R. Scott Asen
                                           -------------------------------------
                                           R. Scott Asen


                                           /s/ Gifford Combs
                                           -------------------------------------
                                           Gifford Combs